Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

October 18, 2013

RE:	Chugach Electric Association, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 22, 2013

File No. 033-42125

Dear Ms. Thompson,

We refer to your comment letter dated October 8, 2013, requesting further information in relation to the above Form 10-K, filed on March 22, 2013.

Attached please find our response to your comment letter.

We acknowledge that Chugach Electric Association, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Chugach Electric Association, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments are appreciated and we look forward to receiving your confirmation that our responses meet your requirements.

Very Truly Yours,

/s/ Sherri L. McKay-Highers

Sherri L. McKay-Highers
Chief Financial Officer
Chugach Electric Association, Inc.
5601 Electron Dr.
Anchorage, AK 99518

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

Notes to Financial Statements

Note (2) Significant Accounting Policies, page 57

c. Utility Plant and Depreciation, page 58

1.	We note the disclosure that depreciation rates include a provision for cost of removal. Explain to us and disclose if you have a recognized regulatory liability for the cost of removal in accordance with ASC 980-405-25-1. In this regard, cost of removal should be classified as a liability on the balance sheet and not as an offset to utility plant.

The Company does not have a recognized regulatory liability for the cost of removal in accordance with ASC 980-405-25-1. The future cost of removal for the Company’s regulated assets is recovered in current rates as part of depreciation, in accordance with long-standing regulatory treatment. The amount of cost of removal that the Company is allowed to recover in its rates relates to removal cost estimates, net of salvage, used for group asset accounting for the various functional components and does not include costs associated with any legal obligation. The Company’s regulator requires depreciation studies to be completed every five (5) years, which include a review of the cost of removal component embedded in the depreciation rates but does not require the Company to track and refund amounts previously collected from rate payers.

The Company proposes to reclassify the expected future cost of removal costs from “Accumulated Depreciation” to “Cost of Removal Obligations” on the Company’s Balance Sheets in its December 31, 2013 Form 10-K, and future filings, to allow time to accurately establish the reclassification necessary. The Company will reclassify the previously reported amounts in those filings to conform to the revised presentation.

Note (15) Commitments and Contingencies, page 86

2.	We note you received notification from MEA and HEA that neither organization intends to renew their wholesale power contracts which represented approximately 39% of your sales in fiscal 2012. Tell us how the loss of these contracts will impact your continued ability to apply regulatory accounting pursuant to ASC 980. In this regard, explain to us how you will recover your incurred costs given the loss of two significant power contracts. Refer to ASC 980-10-15-2(c).

The Company’s rates are established with the Regulatory Commission of Alaska (RCA) to allow the continued recovery of our specific costs of providing electric service. The Company has been preparing for the loss of its wholesale customers for some time and has taken steps to reduce costs in order to mitigate the rate impact to our remaining customers. Despite the loss of the wholesale customers, the Company will continue to meet the criteria of ASC 980-10-15: a. the Company’s rates charged to the customers remaining on the system will continue to be established by the RCA, b. the rates established with the RCA will continue to recover the Company’s specific costs of providing electric service, and c. the rates established with the RCA will recover the Company’s costs and can be charged/collected from the customers remaining on the system.